Exhibit 12.1

United Continental Holdings, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	2016	2015	2014	2013	2012
Earnings (losses):

Earnings (loss) before income taxes	$3,819	$4,219	$1,128	$539	$(724)
Add (deduct):
Fixed charges, from below	1,370	1,428	1,648	1,629	1,526
Amortization of capitalized interest	11	12	12	11	9
Distributed earnings of affiliates	1	1	1	—	—
Interest capitalized	(72)	(49)	(52)	(49)	(37)
Equity earnings in affiliates	—	(2)	(1)	(1)	(4)

Earnings as adjusted	$5,129	$5,609	$2,736	$2,129	$770

Fixed charges:
Interest expense	$614	$669	$735	$783	$835
Portion of rent expense representative of the interest factor (a)	756	759	913	846	691

Fixed charges	$1,370	$1,428	$1,648	$1,629	$1,526

Ratio of earnings to fixed charges	3.74	3.93	1.66	1.31	(b)

(a) Imputed interest applied to rent expense.

(b) Earnings were inadequate to cover fixed charges by $756 million in 2012.